Exhibit 4.20

EXECUTION COPY

EMPLOYMENT AGREEMENT (this “Agreement”) dated as of 1 April 2010, between DHT HOLDINGS, INC., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Employer”), and RANDEE DAY, an individual (“Executive”).

WHEREAS Employer desires to employ Executive as its acting Chief Executive Officer; and

WHEREAS Executive is willing to serve in the employ of Employer for the period and upon the other terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

Employment

SECTION 1.01.  Effectiveness.  This Agreement shall become effective on and from 1 April 2010.

SECTION 1.02.  Term.  The term of Executive’s employment under this Agreement (the “Term”) shall commence on 1 April 2010 (the “Commencement Date”), and, unless earlier terminated pursuant to the provisions of Article III, shall continue for a fixed term of nine months, upon expiry of which it shall terminate.

SECTION 1.03.  Position.  During the Term, Employer shall employ Executive, and Executive shall serve, as acting Chief Executive Officer, reporting to the Board of Directors of Employer (the “Board”).  Executive shall have the duties, responsibilities and authority as are typical for such position at companies of comparable size to Employer and within Employer’s industry, including general executive authority over Employer’s affairs arising in the ordinary course of business, and shall perform the other services and duties commensurate with her position as determined from time to time by the Board.

SECTION 1.04.  Time and Effort.  During the Term, Executive shall serve Employer faithfully and use her full business efforts.  Executive shall perform all duties required of her as acting Chief Executive Officer.  During the Term, Executive shall not, directly or indirectly, engage in any employment or other activity that, in the sole discretion of the Board, is competitive with or adverse to the business, practice or affairs of Employer or any of its affiliates, whether or not such activity is pursued for profit or other advantage, or that would conflict or interfere with the rendition of Executive’s services or duties, provided that Executive may serve on civic or charitable boards or committees and serve as a non-employee member of a board of directors of a corporation as to which the Board has given its consent.  Executive shall resign from or terminate all positions, relationships and activities that would be inconsistent with the foregoing.  The Board hereby consents to Executive serving on the board of directors of TBS International Ltd.

SECTION 1.05.  Location and Travel.  Notwithstanding the foregoing, Executive is expected to be physically present at Employer’s offices in St. Helier, Jersey, Channel Islands when making any material decision regarding or affecting Employer or its business or affairs.  Executive acknowledges and agrees that her duties and responsibilities to Employer will require her to travel worldwide from time to time, including to Employer’s offices in the Channel Islands.  Furthermore, any material activity on the part of the Executive associated with any ship sale, whether by way of meeting, phone call, e-mail or otherwise shall be undertaken from the Employer’s offices in St. Helier, Jersey, Channel Islands.

ARTICLE II

Compensation

SECTION 2.01.  Salary.  As compensation for all services rendered by Executive to Employer and all its affiliates in any capacity and for all other obligations of Executive hereunder, Employer shall pay Executive a salary (“Salary”) during the Term at the monthly rate of $45,000, payable monthly to a bank account specified by Executive.

SECTION 2.02.  Board and Meeting Fees.  In addition to Salary under Section 2.01 above, Executive shall remain entitled to receive a Board fee of $47,500 per annum, and a meeting fee of $1,250 in respect of each Board meeting at which she attends, each for so long as she remains on the Board during the Term.

SECTION 2.03.  Annual Bonus, Equity Awards and Benefits.  During the Term, Executive shall not be eligible to receive any annual cash bonus, any awards of equity interests in Employer and shall not be entitled to receive, and Employer shall have no obligation to provide, any employee benefits (including health, welfare, disability, pension, retirement and death benefits), fringe benefits or perquisites, except as otherwise set forth herein.

SECTION 2.04.  Vacation.  During the Term, Executive shall be entitled to 19 days of paid vacation from Employer (in addition to normal public holidays in her normal place of residence).

SECTION 2.05.  Business Expenses.  Employer shall reimburse Executive for all necessary and reasonable “out-of-pocket” business expenses incurred by Executive in the performance of Executive’s duties hereunder, provided that Executive furnishes to Employer adequate records and other documentary evidence required to substantiate such expenditures and otherwise complies with any travel and expense reimbursement policy established by the Board from time to time, but air travel shall be business class when available.  To the extent the expenses in this Section 2.05 are taxable to Executive, the Company shall provide a gross-up to Executive such that Executive has no after-tax cost.

SECTION 2.06.  Establishment Costs.  During the Term, the Company shall reimburse Executive for all pre-approved costs of an office established by her in Fairfield County, Connecticut, including, but not limited to, purchase or lease of office equipment, and to the extent any such amounts are taxable to the Executive, the Company shall provide a gross-up to Executive such that Executive has no after-tax costs.

SECTION 2.07.  Withholdings.  Employer and its affiliates may withhold or deduct from any amounts payable under this Agreement such taxes, fees, contributions and other amounts as may be required to be withheld or deducted pursuant to any applicable law or regulation.

ARTICLE III

Termination

SECTION 3.01.  General; Exclusive Rights.  Executive’s employment with Employer may be terminated by Employer without Cause upon written notice and payment in a lump sum with such notice in the amount of Executive’s basic salary (in accordance with Section 2.01 only) for the balance of any unexpired period of the Term, or summarily for Cause.  Following termination of Executive’s employment, at any time and for any reason, Executive shall have no further rights to any compensation, payments or any other benefits under this Agreement or any other contract, plan, policy or arrangement with Employer or its affiliates, except as set forth in this Article III, and save for the right, if she remains on the Board, to receive a Board fee of $47,500 per annum, and a meeting fee of $1,250 in respect of each Board meeting at which she attends, each for so long as she remains on the Board and in accordance with the provisions of the agreement(s) or resolution(s) by which she is entitled to such benefits.  Executive shall also retain all rights to indemnification and directors and officers insurance coverage and her rights as to any equity.

SECTION 3.02.  Accrued Rights.

(a)  Upon the termination of Executive’s employment with Employer, at any time and for any reason, Executive shall be entitled to receive when it otherwise would have been paid (a) Salary earned through the date of termination that remains unpaid as of such date and (b) reimbursement of any unreimbursed business expenses incurred by Executive prior to the date of termination to the extent such expenses are reimbursable under Section 2.05 and accrued but unused vacation (all such amounts, the “Accrued Rights”).

(b)  For purposes of this Agreement, the term “Cause” shall mean (i) Executive’s continuing failure to attempt in good faith to perform those duties that Executive is required or expected to perform pursuant to this Agreement after receipt of written notice of such failure by the Company, (ii) Executive’s dishonesty or breach of any fiduciary duty to Employer in the performance of Executive’s duties hereunder, (iii) Executive’s conviction of, or a plea of guilty or nolo contendere to, a misdemeanor involving moral turpitude, fraud, dishonesty, theft, unethical business conduct or conduct that impairs the reputation of Employer or any of its affiliates or any felony under the laws of the United States of America (“USA”) (or the equivalent thereof in any jurisdiction), (iv) Executive’s gross negligence or willful misconduct in connection with Executive’s duties hereunder or any act or omission (other than good faith business decisions) that is materially injurious to the financial condition or business reputation of Employer or any of its affiliates or (v) Executive’s material breach of the provisions of Article IV of this Agreement.

SECTION 3.03.  Termination upon Death or Disability.  (a)  Executive’s employment with Employer shall terminate immediately upon Executive’s death or Disability (as defined below).  In the event Executive’s employment terminates due to death or Disability, then Employer shall, within thirty (30) days of such termination, pay to Executive (or her personal representatives, as the case may be) a lump sum equivalent to Executive’s basic salary (in accordance with Section 2.01 only) for any unexpired period of the Term.

(b)  For purposes of this Agreement, the term “Disability” shall mean the inability of Executive, due to illness, accident or any other physical or mental incapacity, to perform Executive’s duties in a normal manner for a period of 90 days (whether or not consecutive) during the Term.   The Board shall determine, on the basis of the facts then available, whether and when the Disability of Executive has occurred.  Such determination shall take into consideration the expert medical opinion of a physician mutually agreeable to Employer and Executive based upon such physician’s examination of Executive.  Executive agrees to make herself available for such examination upon the reasonable request of Employer.

SECTION 3.04.  Termination by Executive.  Executive may terminate her employment hereunder during the Term without Good Reason upon ninety (90) days prior written notice.  Executive may terminate her employment hereunder during the Term with Good Reason upon sixty (60) days prior written notice (which notice shall specify the event with specificity) provided that if for Good Reason, the Good Reason event (as defined below) is not cured within such sixty (60) day period.  Any notice for Good Reason shall be given within ninety (90) days of the occurrence of the event and any termination shall occur with one hundred eighty (180) days of the occurrence of such event.  “Good Reason” shall mean the occurrence of any of the following events or circumstances (without the prior written consent of Executive):  (A) a material reduction by Employer of Executive’s authority or a material change in Executive’s functions, duties or responsibilities, (B) a reduction in Executive’s Salary, (C) a requirement that Executive report to anyone other than the Board, (D) a requirement that Executive relocate her residence (it being understood that the requirements set forth in Section 1.05 do not constitute a requirement to relocate) or (E) a breach by Employer of any material obligation of Employer under this Agreement.  A termination for Good Reason shall be treated as if it was a termination without Cause.

SECTION 3.05.  Change of Control.  (a)  In the event that Employer terminates Executive’s employment during the Term (other than for Cause) or Executive terminates her employment for Good Reason following a Change of Control (or in contemplation thereof after a written agreement with regard to such Change of Control has occured), Executive shall be entitled to receive, on the sixtieth (60th) day following the later of the effective date of termination of Executive’s employment and the Change of Control, a payment equal to the value on the date of the Change of Control of 50,000 shares of common stock in Employer, provided that Executive shall not be entitled to any such payment unless Executive has provided, within sixty (60) days of such event, an irrevocable waiver and general release of claims (other than Executive’s rights under this Article III and any rights to indemnification, directors and officers insurance, equity and without any ancillary provision not related to release of claims) in favor of Employer, its affiliates, and their respective directors, officers, employees, agents and representatives in form and substance reasonably acceptable to Employer; provided, further, that Executive shall forfeit any entitlement to receive such shares in the event that Executive breaches any of her obligations under Article IV.

(b)  For purposes of this Agreement, the term

(i) “Change of Control” shall mean the occurrence of any of the following events so long as such event also satisfies the requirements under U.S. Treasury Regulation 1.409A-3(i)(5):

(A) the consummation of (1) a merger, consolidation, statutory share exchange or similar form of corporate transaction involving (x) Employer or (y) any entity in which Employer, directly or indirectly, possesses 50% or more of the total combined voting power of all classes of its stock, but in the case of this clause (y) only if Employer Voting Securities (as defined below) are issued or issuable in connection with such transaction (each of the transactions referred to in this clause (1) being hereinafter referred to as a “Reorganization”) or (2) the sale or other disposition of all or substantially all the assets of Employer to an entity that is not an affiliate (a “Sale”) if such Reorganization or Sale requires the approval of Employer’s stockholders under the law of Employer’s jurisdiction of organization (whether such approval is required for such Reorganization or Sale or for the issuance of securities of Employer in such Reorganization or Sale), unless, immediately following such Reorganization or Sale, (I) all or substantially all the individuals and entities who were the “beneficial owners” (as such term is defined in Rule 13d-3 under the Exchange Act of the USA (or a successor rule thereto)) of the Shares or other securities eligible to vote for the election of the Board (collectively, the “Employer Voting Securities”) outstanding immediately prior to the consummation of such Reorganization or Sale beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the entity resulting from such Reorganization or Sale (including, without limitation, an entity that as a result of such transaction owns Employer or all or substantially all Employer’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to the consummation of such Reorganization or Sale, of the outstanding Employer Voting Securities (excluding any outstanding voting securities of the Continuing Entity that such beneficial owners hold immediately following the consummation of the Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any entity involved in or forming part of such Reorganization or Sale other than Employer and its affiliates) and (II) no Person beneficially owns, directly or indirectly, 30% or more of the combined voting power of the then outstanding voting securities of the Continuing Entity immediately following the consummation of such Reorganization or Sale;

(B) the stockholders of Employer approve a plan of complete liquidation or dissolution of Employer; or

(C) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act of the USA, respectively) (other than Employer or an affiliate) becomes the beneficial owner, directly or indirectly, of securities of Employer representing 50% or more of the then outstanding Employer Voting Securities; provided that for purposes of this subparagraph (C), any acquisition directly from Employer shall not constitute a Change of Control.

ARTICLE IV

Executive Covenants

SECTION 4.01.  Employer’s Interests.  Executive acknowledges that Employer has expended substantial amounts of time, money and effort to develop business strategies, substantial customer and supplier relationships, goodwill, business and trade secrets, confidential information and intellectual property and to build an efficient organization and that Employer has a legitimate business interest and right in protecting those assets as well as any similar assets that Employer may develop or obtain following the Commencement Date.  Executive acknowledges and agrees that the restrictions imposed upon Executive under this Agreement are reasonable and necessary for the protection of such assets and that the restrictions set forth in this Agreement will not prevent Executive from earning an adequate and reasonable livelihood and supporting her dependants without violating any provision of this Agreement.  Executive further acknowledges that Employer would not have agreed to enter into this Agreement without Executive’s agreeing to enter into, and to honor the provisions and covenants of, this Article IV.  Therefore, Executive agrees that, in consideration of Employer’s entering into this Agreement and Employer’s obligations hereunder and other good and valuable consideration, the receipt of which is hereby acknowledged by Executive, Executive shall be bound by, and agrees to honor and comply with, the provisions and covenants contained in this Article IV following the Commencement Date.

SECTION 4.02.  Scope of Covenants.  For purposes of this Article IV, the term “Employer” includes Employer’s affiliates, and its and their predecessors, successors and assigns.

SECTION 4.03.  Non-Disclosure of Confidential Information.

(a)  Executive acknowledges that, in the performance of her duties as an employee of Employer, Executive may be given access to Confidential Information (as defined below).  Executive agrees that all Confidential Information has been, is and will be the sole property of Employer and that Executive has no right, title or interest therein.  Executive shall not, directly or indirectly, disclose or cause or permit to be disclosed to any person, or utilize or cause or permit to be utilized, by any person, any Confidential Information acquired pursuant to Executive’s employment with Employer (whether acquired prior to or subsequent to the execution of this Agreement or the Commencement Date) or otherwise, except that Executive may (i) utilize and disclose Confidential Information as required or desirable in the discharge of Executive’s duties as an employee of Employer in good faith, subject to any restriction, limitation or condition placed on such use or disclosure by Employer, and (ii) disclose Confidential Information to the extent required by applicable law or as ordered by a court of competent jurisdiction.

(b)  For purposes of this Agreement, “Confidential Information” shall mean trade secrets and confidential or proprietary information, knowledge or data that is or will be used, developed, obtained or owned by Employer relating to the business, operations, products or services of Employer or of any customer, supplier, employee or independent contractor thereof, including products, services, fees, pricing, designs, marketing plans, strategies, analyses, forecasts, formulas, drawings, photographs, reports, records, computer software (whether or not owned by, or designed for, Employer), operating systems, applications, program listings, flow charts, manuals, documentation, data, databases, specifications, technology, inventions, developments, methods, improvements, techniques, devices, products, know-how, processes, financial data, customer or supplier lists, contact persons, cost information, regulatory matters, employee information, accounting and business methods, trade secrets, copyrightable works and information with respect to any supplier, customer, employee or independent contractor of Employer, in each case whether patentable or unpatentable, whether or not reduced to writing or other tangible medium of expression and whether or not reduced to practice, and all similar and related information in any form; provided, however, that Confidential Information shall not include information that is generally known to the public other than as a result of disclosure by Executive in breach of this Agreement or in breach of any similar covenant made by Executive or any other duty of confidentiality.

SECTION 4.04.  Non-Disparagement.  After the date hereof, Executive shall not, whether in writing or orally, criticize or disparage Employer, its business or any of its current or former directors, officers, employees, agents or representatives or any affiliates, directors, officers, employees or representatives or any of its affiliates, directors, officers or employees of any of the foregoing, and the officers and directors of the Company, directly or indirectly, shall not in writing or orally criticize or disparage Executive.  The foregoing shall not apply to good faith critical assessments of employees to Employer during the Term, statements and actions by Executive in her capacity as a director of the Company, truthful responses to legal process or governmental inquiry, actions to enforce rights under this agreement, rebuttal of statements made by the other party or persons protected under this Section or normal competitive-type statements.  This provision shall be of no further force or effect two (2) years after the end of the Term.

SECTION 4.05.  Non-Interference.  For the Restricted Period (as defined below) Executive shall not (A) directly or indirectly, without the prior written consent of the Board interfere with or damage (or attempt to interfere with or damage) any relationship between Employer or any of its affiliates and their respective employees, customers, clients, vendors or suppliers (or any person that Employer or any of its affiliates have approached or have made significant plans to approach as a prospective employee, customer, client, vendor or supplier) or any governmental authority or any agent or representative thereof or (B) assist any person in any way to do, or attempt to do, any of the foregoing.

For purposes of this Agreement, the term “Restricted Period” shall mean a period commencing on the date of the Commencement Date and terminating three months from the date Executive ceases to be an employee of Employer for any reason.  The Restricted Period shall be deemed automatically extended by any period in which Executive is in violation of this Section 4.05.

SECTION 4.06.  Records.  All memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data relating to Confidential Information, whether prepared by Executive or otherwise, in Executive’s possession shall be and remain the exclusive property of Employer, and Executive shall not directly or indirectly assert any interest or property rights therein.  Upon termination of employment with Employer for any reason, and upon the request of Employer at any time, Executive will immediately deliver to Employer all such memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data, and all copies thereof or therefrom, and Executive will not retain, or cause or permit to be retained, any copies or other embodiments of such materials.  The foregoing shall not apply to Executive’s rolodex or other address books.

SECTION 4.07.  Specific Performance.  Executive agrees that any breach by Executive of any of the provisions of this Article IV shall cause irreparable harm to Employer that could not be adequately compensated by monetary damages and that, in the event of such a breach, Executive shall waive the defense in any action for injunctive relief that a remedy at law would be adequate, and Employer shall be entitled to enforce the terms and provisions of this Article IV without the necessity of proving actual damages or posting any bond or providing prior notice.

SECTION 4.08.  Executive Representations and Warranties.  Executive represents and warrants to Employer that the execution and delivery of this Agreement by Executive and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, or conflict with the terms of any contract, agreement, arrangement, policy or understanding to which Executive is a party or otherwise bound.

SECTION 4.09.  Cooperation.  Following the termination of Executive’s employment, Executive shall provide reasonable assistance to and cooperation with Employer in connection with any suit, action or proceeding (or any appeal therefrom) relating to matters that occurred during the period of Executive’s employment with Employer.  Employer shall reimburse Executive for any reasonable expenses incurred by Executive in connection with the provision of such assistance and cooperation.

ARTICLE V

Miscellaneous

SECTION 5.01.  Assignment.  This Agreement is personal to Executive and shall not be assignable by Executive.  The parties agree that any attempt by Executive to delegate Executive’s duties hereunder shall be null and void.  Executive shall have no claim against Employer if this Agreement is terminated by reason of the liquidation of Employer for the purpose of reconstruction or amalgamation and Executive is offered employment with any concern or undertaking resulting from such reconstruction or amalgamation on terms which are materially the same as the terms of this Agreement.  For the avoidance of doubt, nothing herein shall prejudice Executive’s rights pursuant to Section 3.05 or any right to indemnification or directors or officers liability insurance.

SECTION 5.02.  Successors.  This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of Employer and the personal and legal representatives, executors, administrators, successors, distributees, devisees and legatees of Executive.  Executive acknowledges and agrees that all Executive’s covenants and obligations to Employer, as well as the rights of Employer under this Agreement, shall run in favor of and will be enforceable by Employer, its affiliates and their successors and permitted assigns.

SECTION 5.03.  Entire Agreement.  This Agreement contains the entire understanding of Executive, on the one hand, and Employer and its affiliates, on the other hand, with respect to the subject matter hereof, and all oral or written agreements or representations, express or implied, with respect to the subject matter hereof are set forth in this Agreement.

SECTION 5.04.  Amendment.  This Agreement may not be altered, modified or amended except by written instrument signed by the parties hereto.

SECTION 5.05.  Notice.  All notices, requests, demands and other communications required or permitted to be given under the terms of this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier, return receipt requested, postage prepaid, addressed to the other party as set forth below:

If to Employer:	DHT Holdings Inc. 26 New Street St. Helier, Jersey JE23RA Channel Islands Attn: Board of Directors
If to Executive:	Randee Day At the last address on the records of the Company

The parties may change the address to which notices under this Agreement shall be sent by providing written notice to the other in the manner specified above.

SECTION 5.06.  Governing Law; Jurisdiction.  This Agreement shall be governed by and interpreted in accordance with English law, and the parties hereby submit to the jurisdiction of the courts of England and Wales.

SECTION 5.07.  Severability.  If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition shall, as to such jurisdiction, be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be excised from this Agreement and any such invalidity, illegality or unenforceability with respect to such provision shall not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

SECTION 5.08.  Survival.  Subject to Section 1.01, the rights and obligations of Employer and Executive under the provisions of this Agreement, including Articles IV and V of this Agreement, shall survive and remain binding and enforceable, notwithstanding any termination of Executive’s employment with Employer for any reason, to the extent necessary to preserve the intended benefits of such provisions.

SECTION 5.09.  No Waiver.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

SECTION 5.10.  Counterparts.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

SECTION 5.11.  Construction.  (a)  The headings in this Agreement are for convenience only, are not a part of this Agreement and shall not affect the construction of the provisions of this Agreement.

(b)  For purposes of this Agreement, the words “include” and “including”, and variations thereof, shall not be deemed to be terms of limitation but rather will be deemed to be followed by the words “without limitation”.

(c)  For purposes of this Agreement, the term “person” means any individual, partnership, company, corporation or other entity of any kind.

(d)  For purposes of this Agreement, the term “affiliate”, with respect to any person, means any other person that controls, is controlled by or is under common control with such person.

SECTION 5.12.  Code Section 409A Compliance.

(a)  The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.  If Executive notifies the Company (with specificity as to the reason therefor) that Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause Executive to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company independently makes such determination, the Company shall, after consulting with Executive, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A.  To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Executive and the Company of the applicable provision without violating the provisions of Code Section 409A.

(b)  A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”  If Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (B) the date of Executive’s death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 5.12 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum with interest at the prime rate as published in The Wall Street Journal on the first business day following the end of the Delay Period, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)  With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred.  Any tax gross-up payment as provided herein shall be made in any event no later than the end of the calendar year immediately following the calendar year in which Executive remits the related taxes, and any reimbursement of expenses incurred due to a tax audit or litigation shall be made no later than the end of the calendar year immediately following the calendar year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or, if no taxes are to be remitted, the end of the calendar year following the calendar year in which the audit or litigation is completed.

(d)  For purposes of Code Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.  Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.]

SECTION 5.13.  No Duty to Mitigate Executive shall have no duty to mitigate any amounts due hereunder and no amounts earned from any other employment or providing services to any other person or entity shall be set off against any amounts due hereunder.

SECTION 5.14.  Legal Fees.  The Company shall promptly pay or reimburse the reasonable legal fees incurred by Executive in connection with this Agreement and, to the extent taxable pay an additional amount so Executive has no after-tax cost.  Such amount shall be paid within thirty (30) days of submission of documentation of such expenses, which submission shall be made within ninety (90) days of the execution of this Agreement.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

DHT HOLDINGS, INC.,

by

Name:
Title:

RANDEE DAY,